Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Six months
	ended June 30,		ended June 30,
	2008	2007	2008	2007
	(Dollars, except per share amounts,
	and shares in thousands)
Income (Numerator):
Net income	$92,167	112,265	180,927	190,135
Dividends applicable to preferred stock	(62)	(93)	(149)	(186)

Net income applicable to common stock	92,105	112,172	180,778	189,949
Interest on convertible debentures, net of tax	-	1,207	-	2,414
Dividends applicable to preferred stock	62	93	149	186

Net income as adjusted for purposes of computing diluted earnings per share	$92,167	113,472	180,927	192,549

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	104,886	109,263	106,001	110,506
Nonvested restricted stock	(1,242)	(858)	(1,108)	(788)

Number of shares for computing basic earnings per share	103,644	108,405	104,893	109,718

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	269	4,485	325	4,485
Shares issuable under incentive compensation and employee benefit plans	360	831	417	812

Number of shares as adjusted for purposes of computing diluted earnings per share	104,273	113,721	105,635	115,015

Basic earnings per share	$.89	1.03	1.72	1.73

Diluted earnings per share	$.88	1.00	1.71	1.67